Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
April 1, 2019
Via EDGAR

Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the “Registrant”)
Response to SEC Staff Comments
File No. 333-201935; 811-23029
Dear Mr. Manion,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission, which were communicated via telephone on March 8, 2019 to Savanh Baccam, Megan Hoffmann, Sara Reece, Adam Shaikh, and me.
Comment 1. The Staff notes, based on a review of the Schedule of Investments, certain of the Registrant’s Funds have disclosed a concentration greater than 25% in a given sector. Please consider adding prospectus risk disclosures related to the concentration of investments in such sectors.
Response: The Registrant respectfully declines to make such changes with respect to such Funds. Those Funds do not concentrate in a particular industry nor do they have a policy to do so, except, for the index Funds, to the extent the underlying index is so concentrated. The Schedule of Investments discloses the percentage of each Fund’s assets in a particular sector; however, for purposes of these disclosures, a sector is construed more broadly than industry. One particular sector may contain several industries, which may not all respond to economic, market, political, or social events in the same way.
Comment 2. Please explain supplementally whether the Registrant’s Funds could be held liable for service provider fees in the event of default by the Registrant’s advisor under the unitary fee arrangement. If the Registrant’s Funds could be held liable in such circumstance, please explain the accounting for these services.
Response: The Registrant confirms that, in the event of default by the Registrant’s advisor under the unitary fee arrangement, the Registrant’s Funds would be held liable for service provider fees because the unitary fee arrangement does not remove or replace the Funds’ legal obligations, including any payment obligations, under any of its agreements with service providers. In such an event of default, the Registrant’s Funds would start accruing those expenses according to the Management Agreement between the Registrant, on behalf of its Funds, and the Registrant’s advisor.
Comment 3. Please explain supplementally why the payment of independent trustee fees by the Registrant’s advisor under the unitary fee arrangement does not impair the independence of the independent trustees.
Response: Payment of trustee fees by the Registrant’s advisor under the unitary fee arrangement does not impair the independence of the independent trustees because the independent trustees set their own compensation and look solely to the Registrant for payment, irrespective of whether or not the Funds have a unitary fee arrangement. The independent trustees, in their capacity as such, have no direct legal recourse against the Registrant’s advisor or any sub-advisor for the payment of their trustee fees and may only look to the Registrant for payment. The unitary fee arrangement, therefore, cannot be deemed to impair the independence of the independent trustees because their right to receive compensation from the Registrant does not depend on the existence of a unitary fee arrangement.
Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Laura Latham
Laura Latham
Assistant Counsel, Registrant